Exhibit 99.1

Granite REIT Declares Distribution for November 2022

TORONTO--(BUSINESS WIRE)--November 17, 2022--Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution of CDN $0.2583 per stapled unit for the month of November 2022. The distribution will be paid by Granite on Thursday, December 15, 2022 to stapled unitholders of record at the close of trading on Wednesday, November 30, 2022. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Tuesday, November 29, 2022 on the Toronto Stock Exchange and on the New York Stock Exchange.

Granite confirms that no portion of the distribution constitutes effectively connected income for U.S. federal tax purposes. A qualified notice providing the breakdown of the sources of the distribution will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of November 30, 2022, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 141 investment properties representing approximately 58.8 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560
or
Andrea Sanelli
Associate Director, Legal & Investor Services
647-925-7504.